EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)

Years Ended December 31,	2007	2006	2005	2004	2003
Income before provision for income taxes, discontinued operations, extraordinary items, and cumulative effect of accounting change	$9,492	$8,154	$8,448	$7,977	$2,681
Minority interest	5,053	4,038	3,001	2,329	1,562
Equity in (earnings) loss of unconsolidated businesses	(585)	(773)	(686)	(1,690)	(1,273)
Dividends from unconsolidated businesses	2,571	42	2,335	162	198
Interest expense (1)	1,829	2,349	2,129	2,336	2,741
Portion of rent expense representing interest	571	530	511	449	432
Amortization of capitalized interest	115	112	108	104	103

Income, as adjusted	$19,046	$14,452	$15,846	$11,667	$6,444

Fixed charges:
Interest expense (1)	$1,829	$2,349	$2,129	$2,336	$2,741
Portion of rent expense representing interest	571	530	511	449	432
Capitalized interest	429	462	352	177	144
Preferred stock dividend requirement (2)	-	2	9	8	12

Fixed Charges	$2,829	$3,343	$3,001	$2,970	$3,329

Ratio of Earnings to Fixed Charges	6.73	4.32	5.28	3.93	1.94

(1)

Verizon adopted FIN 48 on January 1, 2007 (see Note 1 and 16 of the Consolidated Financial Statements in this Annual Report on Form 10-K). Our policy is to classify interest expense recognized on uncertain tax positions as income tax expense. We have excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)	On January 15, 2006, Verizon redeemed $100 million Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid holders the last dividend on that stock.